UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ____)


                      LOGISTICS MANAGEMENT RESOURCES, INC.
                      -------------------------------------
                       (Name of Subject Company (issuer)


                      LOGISTICS MANAGEMENT RESOURCES, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    54141V108
                                    ---------
                      (CUSIP Number of Class of Securities)

            Dan. L. Pixler, President, 10602 Timberwood Circle, #9,
                           Louisville, Kentucky 40223
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                            Calculation of Filing Fee


Transaction valuation*                                     Amount of filing fee



*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ]  Check the box if any part of the fee is offset
  as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid:___________________
                 Form or Registration No.:__________________
                 Filing Party:_____________________________
                 Date Filed:______________________________


 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.
        [X] issuer tender offer subject to Rule 13e-4.
        [ ] going-private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

        [ ]

                              GENERAL INSTRUCTIONS:

A. File eight copies of the statement, including all exhibits, with the Commission if paper filing is permitted.

B. This filing must be accompanied by a fee payable to the Commission as required byss.240.0-11.

C. If the statement is filed by a general or limited partnership, syndicate or other group, the information called for by Items 3 and 5-8 for a third-party tender offer and Items 5-8 for an issuer tender offer must be given with respect to: (i) each partner of the general partnership; (ii) each partner who is, or functions as, a general partner of the limited partnership; (iii) each member of the syndicate or group; and (iv) each person controlling the partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the items specified above must be given with respect to: (a) each executive officer and director of the corporation; (b) each person controlling the corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of the corporation.

D. If the filing contains only preliminary communications made before the commencement of a tender offer, no signature or filing fee is required. The filer need not respond to the items in the schedule. Any pre-commencement communications that are filed under cover of this schedule need not be incorporated by reference into the schedule.

E. If an item is inapplicable or the answer is in the negative, so state. The statement published, sent or given to security holders may omit negative and not applicable responses. If the schedule includes any information that is not published, sent or given to security holders, provide that information or specifically incorporate it by reference under the appropriate item number and heading in the schedule. Do not recite the text of disclosure requirements in the schedule or any document published, sent or given to security holders. Indicate clearly the coverage of the requirements without referring to the text of the items.

F. Information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item unless it would render the answer misleading, incomplete, unclear or confusing. A copy of any information that is incorporated by reference or a copy of the pertinent pages of a document containing the information must be submitted with this statement as an exhibit, unless it was previously filed with the Commission electronically on EDGAR. If an exhibit contains information responding to more than one item in the schedule, all information in that exhibit may be incorporated by reference once in response to the several items in the schedule for which it provides an answer. Information incorporated by reference is deemed filed with the Commission for all purposes of the Act.

G. A filing person may amend its previously filed Schedule 13D (ss.240.13d-101) on Schedule TO (ss.240.14d-100) if the appropriate box on the cover page is checked to indicate a combined filing and the information called for by the fourteen disclosure items on the cover page of Schedule 13D (ss.240.13d-101) is provided on the cover page of the combined filing with respect to each filing person.

H. The final amendment required by ss.240.14d-3(b)(2) and ss.240.13e-4(c)(4) will satisfy the reporting requirements of section 13(d) of the Act with respect to all securities acquired by the offeror in the tender offer.

I. Amendments disclosing a material change in the information set forth in this statement may omit any information previously disclosed in this statement.

J. If the tender offer disclosed on this statement involves a going-private transaction, a combined Schedule TO (ss.240.14d-100) and Schedule 13E-3 (ss.240.13e-100) may be filed with the Commission under cover of Schedule TO. The Rule 13e-3 box on the cover page of the Schedule TO must be checked to indicate a combined filing. All information called for by both schedules must be provided except that Items 1-3, 5, 8 and 9 of Schedule TO may be omitted to the extent those items call for information that duplicates the item requirements in Schedule 13E-3.

K. For purposes of this statement, the following definitions apply: (1) The term offeror means any person who makes a tender offer or on whose behalf a tender offer is made; (2) The term issuer tender offer has the same meaning as in Rule 13e-4(a)(2); and (3) The term third-party tender offer means a tender offer that is not an issuer tender offer.

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE TO:

Under Sections 13(e), 14(d) and 23 of the Act and the rules and regulations of the Act, the Commission is authorized to solicit the information required to be supplied by this schedule.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of disclosing tender offer and going-private transactions. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing tender offer and going-private statements. Failure to disclose the information required by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules.

Item 1. Summary Term Sheet.

Furnish the information required by Item 1001 of Regulation M-A (ss.229.1001 of this chapter) unless information is disclosed to security holders in a prospectus that meets the requirements of ss.230.421(d) of this chapter.



Item 2. Subject Company Information.

Furnish the information required by Item 1002(a) through (c) of Regulation M-A (ss.229.1002 of this chapter).



Item 3. Identity and Background of Filing Person.

Furnish the information required by Item 1003(a) through (c) of Regulation M-A (ss.229.1003 of this chapter) for a third-party tender offer and the information required by Item 1003(a) of Regulation M-A (ss.229.1003 of this chapter) for an issuer tender offer.

Item 4. Terms of the Transaction.

Furnish the information required by Item 1004(a) of Regulation M-A (ss.229.1004 of this chapter) for a third-party tender offer and the information required by
Item 1004(a) through (b) of Regulation M-A (ss.229.1004 of this chapter) for an issuer tender offer.



Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Furnish the information required by Item 1005(a) and (b) of Regulation M-A (ss.229.1005 of this chapter) for a third-party tender offer and the information required by Item 1005(e) of Regulation M-A (ss.229.1005) for an issuer tender offer.



Item 6. Purposes of the Transaction and Plans or Proposals.

Furnish the information required by Item 1006(a) and (c)(1) through (7) of Regulation M-A (ss.229.1006 of this chapter) for a third-party tender offer and the information required by Item 1006(a) through (c) of Regulation M-A (ss.229.1006 of this chapter) for an issuer tender offer.

Item 7. Source and Amount of Funds or Other Consideration.

Furnish the information required by Item 1007(a), (b) and (d) of Regulation M-A (ss.229.1007 of this chapter).




Item 8.             Interest in Securities of the Subject Company.

Furnish the information required by Item 1008 of Regulation M-A (ss.229.1008 of this chapter).



Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Furnish the information required by Item 1009(a) of Regulation M-A (ss.229.1009 of this chapter).

Item 10. Financial Statements.

If material, furnish the information required by Item 1010(a) and (b) of Regulation M-A (ss.229.1010 of this chapter) for the issuer in an issuer tender offer and for the offeror in a third-party tender offer.

Instructions to Item 10:

     1. Financial statements must be provided when the offeror's financial condition is material to security holder's decision whether to sell, tender or hold the securities sought. The facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.

     2. Financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class. Financial information may be required, however, in a two-tier transaction. See Instruction 5 below.

     3. The filing person may incorporate by reference financial statements contained in any document filed with the Commission, solely for the purposes of this schedule, if: (a) the financial statements substantially meet the requirements of this item; (b) an express statement is made that the financial statements are incorporated by reference; (c) the information incorporated by reference is clearly identified by page, paragraph, caption or otherwise; and (d) if the information incorporated by reference is not filed with this schedule, an indication is made where the information may be inspected and copies obtained. Financial statements that are required to be presented in comparative form for two or more fiscal years or periods may not be incorporated by reference unless the material incorporated by reference includes the entire period for which the comparative data is required to be given. See General Instruction F to this schedule.

     4. If the offeror in a third-party tender offer is a natural person, and such person's financial information is material, disclose the net worth of the offeror. If the offeror's net worth is derived from material amounts of assets that are not readily marketable or there are material guarantees and contingencies, disclose the nature and approximate amount of the individual's net worth that consists of illiquid assets and the magnitude of any guarantees or contingencies that may negatively affect the natural person's net worth.

     5.   Pro  forma   financial   information   is  required  in  a  negotiated
          third-party cash tender offer when securities are intended to be offered in a subsequent merger or other transaction in which remaining target securities are acquired and the acquisition of the subject company is significant to the offeror under ss.210.11-01(b)(1) of this chapter. The offeror must disclose the financial information specified in Item 3(f) and Item 5 of Form S-4 (ss.239.25 of this chapter) in the schedule filed with the Commission, but may furnish only the summary financial information specified in Item 3(d), (e) and (f) of Form S-4 in the disclosure document sent to security holders. If pro forma financial information is required by this instruction, the historical financial statements specified in Item 1010 of Regulation M-A (ss.229.1010 of this chapter) are required for the bidder.

     6. The disclosure materials disseminated to security holders may contain the summarized financial information specified by Item 1010(c) of Regulation M-A (ss.229.1010 of this chapter) instead of the financial information required by Item 1010(a) and (b). In that case, the financial information required by Item 1010(a) and (b) of Regulation M-A must be disclosed in the statement. If summarized financial information is disseminated to security holders, include appropriate instructions on how more complete financial information can be obtained. If the summarized financial information is prepared on the basis of a comprehensive body of accounting principles other than U.S. GAAP, the summarized financial information must be accompanied by a reconciliation as described in Instruction 8 of this Item.

     7. If the offeror is not subject to the periodic reporting requirements of the Act, the financial statements required by this Item need not be audited if audited financial statements are not available or obtainable without unreasonable cost or expense. Make a statement to that effect and the reasons for their unavailability.

     8. If the financial statements required by this Item are prepared on the basis of a comprehensive body of accounting principles other than U.S. GAAP, provide a reconciliation to U.S. GAAP in accordance with Item 17 of Form 20-F (ss.249.220f of this chapter), unless a reconciliation is unavailable or not obtainable without unreasonable cost or expense. At a minimum, however, when financial statements are prepared on a basis other than U.S. GAAP, a narrative description of all material variations in accounting principles, practices and methods used in preparing the non-U.S. GAAP financial statements from those accepted in the U.S. must be presented.

Item 11. Additional Information.

Furnish the information required by Item 1011 of Regulation M-A (ss.229.1011 of this chapter).

Item 12. Exhibits.

File as an exhibit to the Schedule all documents specified by Item 1016(a), (b),
(d), (g) and (h) of Regulation M-A (ss.229.1016 of this chapter).

Item 13. Information Required by Schedule 13E-3.

If the Schedule TO is combined with Schedule 13E-3 (ss.240.13e-100), set forth the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       ---------------------------------------------------------
                                   (Signature)

                       ---------------------------------------------------------
                                (Name and title)


                       ---------------------------------------------------------
                                     (Date)

Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. ss.ss.240.12b-11 and 240.14d-1(f) with respect to signature requirements.